UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)*
TAL International Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
874083 10 8
(CUSIP Number)
The Edgewater Funds
900 North Michigan Ave.
Suite 1800
Chicago, Illinois 60611
Attention:  Michael Hornig
(312) 649-5666

with a copy to:

Michael A. Nemeroff, Esq.
Vedder Price P.C.
222 North LaSalle St.
Chicago, Illinois 60601
(312) 609-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edgewater Private Equity Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	49,214
	8. Shared Voting Power	01/
	9. Sole Dispositive Power	49,214
	10. Shared Dispositive Power	01/
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,214
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.15%2/
14.	Type of Reporting Person (See Instructions)
PN

1/ Edgewater Private Equity Fund III, L.P., Edgewater Growth Capital Partners, L.P., JZ Capital Partners Limited and The Resolute Fund, L.P., The Resolute Fund Singapore PV, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P. and The Resolute Fund NQP, L.P. (collectively, the “Resolute Funds”) are parties to a second amended and restated shareholders agreement pursuant to which such shareholders have agreed to vote their respective shares of common stock, par value $0.001 per share (the “Common Stock”), of TAL International Group, Inc. (the “Company”) in favor of nominees to the Company’s Board of Directors designated by The Resolute Fund, L.P.  The number of shares with shared voting power and shared dispositive power set forth in this Amendment No. 4 to Schedule 13D excludes: (i) 2,947,575 shares held by The Resolute Fund, L.P.; (ii) 115,909 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 139,091 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 115,909 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 3,477 shares held by The Resolute Fund NQP, L.P.; and (vi) 357,418 shares held by JZ Capital Partners Limited, as Edgewater Private Equity Fund III, L.P. and Edgewater Growth Capital Partners L.P. each expressly disclaims beneficial ownership of such shares.

2/ Based on 33,567,883 shares of Common Stock outstanding as of April 20, 2012.

CUSIP No. 874083 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edgewater Growth Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	308,203
	8. Shared Voting Power	01/
	9. Sole Dispositive Power	308,203
	10. Shared Dispositive Power	01/
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.92%2/
14.	Type of Reporting Person (See Instructions)
PN

1/ See Footnote 1 above.
2/ See Footnote 2 above.

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 27, 2005, as subsequently amended (the “Statement”), as follows:

Item 2.  Identity and Background

Item 2 of the Statement is amended and restated in its entirety and replaced with the following:

This Amendment No. 4 is being filed by Edgewater Private Equity Fund III, L.P. (“Edgewater Fund III”), Edgewater Growth Capital Partners, L.P. (f/k/a Edgewater Private Equity Fund IV, L.P.) (“EGCP” and together with Edgewater Fund III, the “Edgewater Funds”), and Edgewater III Management, L.P. (“Edgewater III Management”) and Edgewater Growth Capital Management, LLC (“Edgewater Growth Management” and together with Edgewater III Management, the “Edgewater Management Entities”), the beneficial owners of shares of Common Stock held directly by the Edgewater Funds. The Edgewater Funds and the Edgewater Management Entities are collectively referred to herein as the “Reporting Persons.”

Edgewater Growth Management is a Delaware limited liability company with its principal office at 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616.  The Edgewater Funds and Edgewater III Management are each a Delaware limited partnership with its principal office at 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616.  Edgewater III Management is the sole general partner of Edgewater Fund III and Edgewater Growth Management is the sole general partner of EGCP, and, in such capacities, Edgewater III Management and Edgewater Growth Management exercise investment discretion and control of the shares of Common Stock directly owned by Edgewater Fund III and EGCP, respectively.

Edgewater Fund III and EGCP are governed by an executive committee (the “Committee”) that has voting and investment power with respect to the shares owned by Edgewater Fund III and EGCP.  The Committee is comprised of James A. Gordon, Gregory K. Jones and David M. Tolmie, each of whom may be deemed to share voting and investment power over the shares owned by Edgewater Fund III and EGCP.  Messrs. Gordon, Jones, Tolmie and Growney are each a citizen of the United States. Their business address is 900 North Michigan Avenue, Suite 1800, Chicago, Illinois 60616. The present principal occupation of each is as a partner of The Edgewater Funds.

Based upon their association with the Edgewater Funds and the Edgewater Management Entities, each of Messrs. Gordon, Jones and Tolmie may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Edgewater Fund III and EGCP. Each of Messrs. Gordon, Jones and Tolmie disclaims such beneficial ownership.

Each of the Reporting Persons and the persons named in this Item 2 has not, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Edgewater Funds, JZ Capital Partners Limited (“JZCP”) and the Resolute Funds are parties to a second amended and restated shareholders agreement (as amended, the “Shareholders Agreement”) pursuant to which such shareholders have agreed to vote their respective shares of Common Stock in favor of nominees to the Board of Directors of the Company designated by The Resolute Fund, L.P.  The Reporting Persons disclaim beneficial ownership of shares of Common Stock owned by the Resolute Funds and JZCP.  The Reporting Persons are making this separate filing in accordance with Rule 13d-1(k)(2) under the Exchange Act, and are solely responsible for the information contained in this separate filing.  The Reporting Persons believe that the other parties to the Shareholders Agreement, where required, will file separately on Schedule 13D or Schedule 13G, as applicable.

The Shareholders Agreement has been filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 27, 2012 and is incorporated into this Item 2 by reference.

Item 4.  Purpose of Transaction

Item 4 of the Statement is deleted in its entirety and replaced with the following:

On May 3, 2012, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the Edgewater Funds and the other selling stockholders specified therein (collectively, the “Selling Stockholders”) and Goldman Sachs & Co. (the “Underwriter”) with respect to the offer and sale by the Selling Stockholders of an aggregate of 5,000,000 shares (the “Firm Shares”) of the Common Stock to the Underwriter in connection with an underwritten public offering (the “Offering”).  On May 8, 2012, the Selling Stockholders completed the sale of the Firm Shares to the Underwriter.  Of the Firm Shares, 60,957 shares were sold by Edgewater Fund III and 381,743 shares were sold by EGCP.  Pursuant to the Underwriting

Agreement, the Selling Stockholders granted the Underwriter a 30-day option to purchase up to an additional 750,000 shares of Common Stock, which, if exercised in full, would result in the sale by the Edgewater Funds of an additional 66,405 shares.

Under the Underwriting Agreement, the Selling Stockholders have agreed with the Underwriter not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 60 days from May 3, 2012, except with the prior written consent of the Underwriter or pursuant to other specified exceptions.

The Underwriting Agreement has been filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2012 and is incorporated into this Item 4 by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

As set forth in the Company’s prospectus dated May 3, 2012 which was filed in connection with the Offering, the following disclosure assumes that there were 33,567,883 shares of Common Stock outstanding as of April 20, 2012.

Following the completion of the Offering described in Item 4 hereof, the Reporting Persons beneficially own, in the aggregate, 357,417 shares of Common Stock, which represent approximately 1.06% of the aggregate number of shares of Common Stock outstanding as of April 20, 2012.  Edgewater Fund III and EGCP directly own 49,214 shares and 308,203 shares of Common Stock, respectively.  Edgewater Management III and Edgewater Growth Management, as the sole general partner of each of the Edgewater Fund III and EGCP, respectively, are deemed the beneficial owners of those shares of Common Stock.

The Resolute Funds, the Edgewater Funds and JZCP are parties to the Shareholders Agreement described in Item 2 hereof.  The Edgewater Funds disclaim beneficial ownership of shares of Common Stock owned by the Resolute Funds and the JZCP.  As such, this Item 5 excludes: (i) 2,947,575 shares held by The Resolute Fund, L.P.; (ii) 115,909 shares held by The Resolute Fund Singapore PV, L.P.; (iii) 139,091 shares held by The Resolute Fund Netherlands PV I, L.P.; (iv) 115,909 shares held by The Resolute Fund Netherlands PV II, L.P.; (v) 3,477 shares held by The Resolute Fund NQP, L.P.; and (vi) 357,418 shares owned by JZCP, in each case after giving effect to the Offering and as reported in a Schedule 13D amendment filed by the Resolute Funds on May 8, 2012.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The contracts, arrangements, understandings and/or relationships previously disclosed by the Reporting Persons under Items 4 and 6 of this Amendment No. 4 are hereby incorporated by reference in response to this Item 6.

Item 7.  Materials to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement dated May 14, 2012 by and between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2012
Date

Edgewater Private Equity Fund III, L.P. By: Edgewater III Management, L.P., its general partner By: Gordon Management, Inc., its general partner By: /s/James A. Gordon James A. Gordon, President
Edgewater Growth Capital Partners, L.P. By: Edgewater Growth Capital Management, LLC, its general partner By: /s/James A. Gordon James A. Gordon, Managing Principal

Exhibit 1

Joint Filer Agreement

The undersigned hereby agree and acknowledge that Amendment No. 4 to the Schedule 13D to which this agreement is attached as an exhibit is filed on behalf of each of them, and any further amendments or supplements to the Schedule 13D shall also be filed on behalf of each of them.

Date: May 14, 2012	Edgewater Private Equity Fund III, L.P. By: Edgewater III Management, L.P., its general partner By: Gordon Management, Inc., its general partner By: /s/James A. Gordon James A. Gordon, President
Edgewater Growth Capital Partners, L.P. By: Edgewater Growth Capital Management, LLC, its general partner By: /s/James A. Gordon James A. Gordon, Managing Principal